Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Amendment No. 2 to the Registration Statement on Form S-3 (No. 333-223669) of Innovate Biopharmaceuticals, Inc. of our report, which includes an explanatory paragraph relating to the Company’s ability to continue as a going concern, dated March 12, 2018, on our audits of the consolidated financial statements of Monster Digital, Inc. and Subsidiaries as of December 31, 2017 and 2016 and for the years then ended, which report is included in the Annual Report on Form 10-K of Innovate Biopharmaceuticals, Inc. (formerly Monster Digital, Inc.) for the year ended December 31, 2017. We also consent to the reference to our firm in the caption “Experts”

/s/ CohnReznick LLP

Roseland, New Jersey

July 9, 2018